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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 14D-9

          Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934


                         Mobley Environmental Services, Inc.
                         -----------------------------------
                              (Name of Subject Company)



                         Mobley Environmental Services, Inc.
                         -----------------------------------
                          (Name of Person Filing Statement)


                                 Class A Common Stock
                         -----------------------------------
                            (Title of Class of Securities)


                                     607419-10-8
                         -----------------------------------
                        (CUSIP Number of Class of Securities)


                                    Howard V. Rose
                           111 Congress Avenue, Suite 1400
                                 Austin, Texas, 78701
                                    (512) 479-9701
                         -----------------------------------
         (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Item 1.     Security and Subject Company

            The name of the subject company is Mobley Environmental Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 111 Congress Avenue, Suite 1400, Austin, Texas 78701, c/o Howard V. Rose. This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to the Class A common stock, par value $.01 per share, of the Company (the "Class A Shares").

Item 2.     Tender Offer of the Bidder

            This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated June 11, 1999 (the "Schedule 14D-1") of GAP Capital, L.L.C., a Texas limited liability company (the "Purchaser"), for all outstanding Class A Shares, at a purchase price of $.20 per Class A Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon

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the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). The Schedule 14D-1 states that the address of the principal executive offices of the Purchaser is 6310 Lemmon Avenue, Suite 202, Dallas, Texas 75209.

            The Offer is being made pursuant to the Tender Offer Agreement dated as of June 4, 1999 between Purchaser and Company (the "Tender Offer Agreement"). The description of the Tender Offer Agreement set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 12 ("Purpose of the Offer; the Tender Offer Agreement; the Lock-Up and Voting Agreement; the Warrant") and Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

            In connection with the execution of the Tender Offer Agreement, certain holders of the Company's Class B common stock, par value $.01 per share (the "Class B Shares"), have entered into a lock-up and voting agreement with the Purchaser (the "Lock-Up and Voting Agreement"), pursuant to which such stockholders have agreed to vote any and all of their Class A Shares and their Class B Shares in favor of a 50,000 to 1 reverse stock split of the Class A Shares and the Class B Shares (the "Reverse Split") in the event such a Reverse Split is to be voted on or otherwise approved at a meeting of the holders of the Class A Shares or the Class B Shares. The description of the Lock-Up and Voting Agreement set forth in the Introduction and Section 12 ("Purpose of the Offer; the Tender Offer Agreement; the Lock-Up and Voting Agreement; the Warrant") of the Offer to Purchase is incorporated by reference herein.

            In order to induce Purchaser to enter into the Tender Offer Agreement, simultaneously with the execution of the Tender Offer Agreement, the Company issued to Purchaser a warrant (the "Warrant"), pursuant to which the Company granted to the Purchaser an option to acquire a certain number of Class A Shares and Class B Shares upon the occurrence of certain events and in accordance with certain terms and conditions set forth in the Warrant.
The description of the Warrant set forth in the Introduction and Section 12 ("Purpose of the Offer; the Tender Offer Agreement; the Lock-Up and Voting Agreement; the Warrant") of the Offer to Purchase is incorporated herein by reference.

Item 3.     Identity and Background

            (a) The person filing this Statement is the Company. The name and address of the Company is set forth in Item 1 above.

            (b) A description of each material agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates is set forth herein.

            Specifically, the Company or its affiliates have entered into (i) the Tender Offer Agreement, (ii) the Lock-Up and Voting Agreement and (iii) the Warrant. The description of the foregoing agreements set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 12

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("Purpose of the Offer; the Tender Offer Agreement; the Lock-Up and Voting
Agreement; the Warrant") and Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

            Additionally, as required by the terms of the Tender Offer Agreement, the Company has filed a Form 15 with the Securities and Exchange Commission certifying that it has less than 300 stockholders of record and has given notice of termination of registration under the Securities Exchange Act of 1934, as amended. Pursuant to the Lock-Up and Voting Agreement, certain holders of Class B Shares have agreed not to sell their Class B Shares and vote in favor of the Reverse Split in the event the Reverse Split is to be voted on or otherwise approved at a meeting of the holders of the Class A Shares or the Class B Shares.

Item 4.     The Solicitation or Recommendation

            (a) This Statement relates to a cash tender offer being made for the Class A Shares of the Company. A solicitation in furtherance of the Offer will be made. The description of the background of the Offer set forth in Item 11 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated by reference herein. In addition, the Board of Directors recommends that the Company's stockholders accept the Offer and tender their Class A Shares. In reaching its decision to recommend acceptance of the Offer, the Board determined the Offer Price is fair to the Company's stockholders and that the Offer is in the best interests of the Company and its stockholders and is fair to the stockholders of the Company.

            (b) In reaching its conclusions described above, the Board asked for and received information, made certain judgments and considered a number of factors, including, without limitation, the following:

                    (1)   The Offer Price is for $.20 per Class A Share.

                    (2) The market price for Class A Shares as of May 11,
            1999, the day the Board determined the Offer Price to be fair to Company's stockholders, was $.14 per Class A Share. As such, the Offer Price represents a 42% premium over the market value of the Class A Shares as of such date of determination and as of the date before the commencement of the Offer.

                    (3) The Class A Shares are only traded privately and
            through the OTC Bulletin Board. The volume of trading in Class A Shares is very low. As a result, holders of Class A Shares may be unable to sell their Class A Shares readily. In addition, the low market price of the Class A Shares and the lack of trading thereof on a national securities exchange results in persons buying or selling Class A Shares paying commissions that are large relative to the value of the Class A Shares or the transaction in question.

                    (4) The Company may be subject to certain material
            contingent liabilities arising from (i) pending lawsuits arising out of the operations of Gibraltar Chemical Resources, Inc. ("Gibraltar"), a former wholly-owned subsidiary of the Company, which the Company sold on December 31, 1994, alleging, among other things, that Gibraltar's operations caused bodily injury and personal property damage as a result of the release of toxic chemicals; (ii) potential claims from the purchaser of Gibraltar arising under indemnity provisions of the agreement between that purchaser and the Company; and (iii) possible claims by former customers of Gibraltar for damages incurred by those parties as a result of third party claims relating to Gibraltar's operations. The Company believes that it may continue to be subject to potential liabilities arising from these factors for an indefinite period of time in the future.

                    (5) The Company is a defendant in several pending
            lawsuits, one or more of which may continue for an indefinite period of time in the future. The Company currently expects to incur defense costs attributable to one of these lawsuits of approximately $800,000 for 1999. The Company expects defense costs to continue at similar levels, or to increase, in future years. Amounts that are not spent on defense costs may in turn be spent as part of settlements, in that settlement amounts are often a function of the litigants' perception of their alternative defense costs. Although settlement discussions in several of these lawsuits occur periodically, the Company does not expect to be able to resolve all of the lawsuits to which it is a party in the foreseeable future.

                    (6) Although certain of the Company's defense costs are
            being borne by its insurance carrier under an existing pollution liability insurance policy, costs advanced by that carrier to date have exceeded the policy limits. In addition, an insurer of Gibraltar's purchaser is paying one-half of all defense costs relating to another lawsuit to which the Company is a party. There can be no assurance that the Company's insurer or the insurer of Gibraltar's purchaser will continue to bear defense costs as they have in the past.

                    (7) The Company has no ongoing business operations.  The
            Company's assets consist, almost entirely, of cash and items that can be, or will be with the passage of time, readily converted into cash. The Company invests its cash in readily marketable securities. As a result, the Company's income is significantly less than the cost associated with managing its contingent liabilities, including bearing its share of defense costs. To the extent that the Company should be required to participate in any settlement of lawsuits to which it is a party, or the extent that it should determine to settle any of its contingent liabilities, the Company may be required to utilize a significant portion of its available cash resources. At June 11, 1999, the Company had (i) liquid assets of approximately $5,331,000, representing approximately $.60 per share (including both Class A Shares and Class B Shares) and (ii) an anticipated, thought not yet earned, earn out payment right of approximately $600,000, representing an additional approximate $.07 per share. Defense costs have been estimated to be between $3.5 million to $7.0 million (which does not include potential liability to Gibraltar's purchaser and its former customers) over the next three and a half years, which would represent a cost of approximately $.40 to $.80 per share.

                    (8) The Company is unable to determine when, if ever, it
            will be in a position to resolve its contingent liabilities or to estimate the cost of doing so. One of the lawsuits to which the Company is a party is set for trial in February of 2000, while another of these lawsuits, under currently existing pretrial orders, is expected to require several years to conclude.

                    (9) The Company currently has no employees and no
            operating businesses or investments in operating businesses. The Board of Directors believe that the Company is currently without the personnel or expertise required to conduct business operations and does not expect to seek to engage in an active business in the foreseeable future.

                   (10) An independent investment banker has issued an
            opinion that the Class A Shares may be valued at from zero to $.27 per share based primarily on the range of the contingent liabilities. The opinion concludes that the Offer Price is fair to the holders of Class A Shares. See Opinion of Harris, Webb & Garrison attached as an Annex A hereto.

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Item 5.     Persons Retained, Employed or to be Compensated

            No person or class of persons has been employed, retained or to be compensated by the persons filing this statement to make solicitations or recommendations to security holders. The Company has employed Harris, Webb & Garrison as a financial advisor as to this transaction for a fee of $35,000 plus expenses.

Item 6.     Recent Transactions and Intent with Respect to Securities

            (a) The persons named in Item 3(a) above have had no transactions in the Class A Shares during the past 60 days.

            (b) The persons named in Item 3(a) above own no Class A Shares and therefore will not tender any such shares pursuant to the terms of the Offer.

Item 7.     Certain Negotiations and Transactions by the Subject Company

            (a) Except as indicated above in Items 2, 3 and 4 with respect to the Offer, no discussions or negotiations are being undertaken or are under way by the Company in response to

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the Offer that relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by, or of, the Company or
(iv) any material change in the present capitalization or dividend policy of the Company.

            (b) Except as indicated above in Items 2, 3 and 4 hereto in connection with the Offer, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which would relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.     Additional Information to Be Furnished

            The information set forth in Item 15 ("Certain Legal Matters; Regulatory Matters") of the Offer to Purchase is incorporated by reference herein.

Item 9.     Material to Be Filed as Exhibits


Exhibit No.                      Description
-----------                      -----------
Exhibit 1     Tender Offer Agreement dated as of June 4, 1999 between
              Purchaser and Company(1)(3)

Exhibit 2     Lock-Up and Voting Agreement dated as of June 4, 1999 between
              Purchaser and certain holders of the Class B Shares(1)

Exhibit 3 Warrant Agreement dated as of June 4, 1999 between the Purchaser and Company(1)

Exhibit 4     Offer to Purchase dated June 11, 1999(2)

Exhibit 5     Opinion of Harris, Webb & Garrison dated May 26, 1999(2)

Exhibit 6     Press Release by the Company dated June 4, 1999(1)

---------------
     (1) These documents were filed with the Securities and Exchange Commission (the "Commission") as exhibits to this Statement, but were not included in the mailing to the stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at the prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549.
The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

     (2) These documents are included in the materials mailed to stockholders pursuant to the Offer.

     (3) Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Commission upon request.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Mobley Environmental Services, Inc.



        6/9/99                          By:     /s/ John A. Mobley
-------------------------                   ----------------------------------
         Date                                John A. Mobley
                                             President





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